September 25, 2012

Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ladies and Gentlemen:

We have read Patapsco Bancorp, Inc.’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of Patapsco Bancorp, Inc’s Current Report on Form 8-K dated September 25, 2012 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,